Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW Group Remains Committed to Merger of Equals with Connecticut Water and its

Potential to Create Significant Long-Term Value for Shareholders

San Jose, CA – April 19, 2018 – SJW Group (NYSE: SJW) today issued the following statement regarding Connecticut Water Service, Inc.’s (NASDAQ: CTWS) receipt and rejection of an unsolicited, non-binding indication of interest from Eversource Energy (NYSE: ES) regarding a potential proposal to acquire Connecticut Water.

“SJW Group and Connecticut Water previously announced on March 15, 2018, that they have entered into an agreement to combine through a merger of equals. Under the terms of the agreement, Connecticut Water shareholders will receive 1.1375 shares of SJW Group common stock for each share of Connecticut Water common stock they own, the equivalent of $63.70 per share, based on SJW Group’s closing stock price on April 19, 2018. Connecticut Water’s shareholders would benefit not only from an immediate 21% premium to the closing share price on March 14, 2018 – the day prior to the merger announcement – but, importantly, will retain future upside through a 40 percent ownership of the combined company.

“SJW Group is committed to the existing merger agreement with Connecticut Water, which remains on track to close by year-end 2018. The SJW Group Board continues to believe the merger of equals provides the shareholders of both companies with the best opportunity for value creation over the long term, including:

•	Highly attractive earnings and growth accretion. The combination is expected to be mid- to high-single digit percentage accretive to each company’s earnings per share. It will also offer greater flexibility to grow the business through increased investments and to compete more effectively in a fragmented industry. The new company should have the opportunity to expand across a national footprint with a leading forecasted growth rate.

•	Attractive total shareholder return proposition. Over the past five years SJW Group has delivered a 145 percent total return to its company’s shareholders and Connecticut Water has delivered a 154 percent total return to its company’s shareholders compared to only 57 percent for Eversource Energy over the same period.

•	A strong balance sheet that enhances financial flexibility to increase growth. The combined company is expected to benefit from a robust balance sheet and enhanced financial flexibility, with total assets of $2.4 billion. This will result in a stronger financial foundation and increased capital markets access yielding a lower cost of capital, better enabling the new organization to compete for attractive growth opportunities on a national level.

•	A solid credit profile that supports share repurchase. The incremental debt capacity resulting from the merger of equals, and the expectation that the combined company will maintain a strong “A” credit profile, is expected to enable the combined company to pursue a share repurchase program of up to $100 million.

•	Robust, stable dividend with immediate uplift. The new company is expected to establish a dividend at least equivalent to SJW Group’s announced 2018 annual dividend of $1.12 per share. This represents an immediate dividend uplift for Connecticut Water shareholders, when adjusted for the agreed exchange ratio.

“In addition to benefits to shareholders of both companies, the proposed merger of equals with Connecticut Water will benefit employees, customers and communities of both companies in the following ways:

•	Honoring commitments to employees. SJW Group and Connecticut Water do not anticipate any job losses as a result of the merger of equals. Following the close of the transaction, employees will have additional opportunities for career development and geographic mobility as part of a larger, stronger and more diverse organization. The companies do not anticipate any significant changes in employee compensation or benefits packages as a result of the transaction. SJW Group values its trusted union partnerships, and all union contracts will continue to be honored.

•	Delivering customer benefits. The new organization will maintain the longstanding commitments of SJW Group and Connecticut Water to outstanding customer service, which will be enhanced by the sharing of best practices, operational expertise and more extensive resources. There will be no change in customer rates as a result of the merger of equals, and the operating subsidiaries of the combined company will each continue to be subject to oversight by their respective state regulatory commissions for rates and quality of service.

•	Serving local communities with a passionate, dedicated team of locally-based water professionals. Each of the combined company’s operating utilities and their customers will continue to be supported locally by a team of passionate, dedicated employees and existing leaders. They will continue to bring their extensive certifications, operating experience and local knowledge to the communities where they live, work and serve.

•	Strengthening existing community ties. In addition to retaining dedicated employee teams across its footprint, the new company will maintain strong community ties and participation in community events and organizations in Connecticut, Maine, California and Texas. The combined company will continue to focus on supporting economic development with investments in growth, safety and reliability.

•	Advancing environmental stewardship. Environmental stewardship is a core value for both organizations, given the local nature of the water business. Both companies have been industry leaders in their efforts to promote water conservation and protect the valuable lands and water resources that have been entrusted to them. That focus will continue as the combined company seeks to further reduce its environmental footprint and look for opportunities to improve the sustainability of its business practices.

•	Providing increased scale, financial strength and geographic diversity and deep operating expertise. In addition to an expanded market presence, increased scale and more diverse geographic footprint, the new organization will provide the opportunity for investments in service and reliability that can enhance value for shareholders as well as for customers and communities through our strong multi-state presence with high-quality and well-run operations, as well as constructive regulatory relationships in Connecticut, Maine, California and Texas.

•	Leveraging technology and capital investments. The combined company can cost effectively implement updated customer service tools across Connecticut and Maine utility operations by leveraging leading Information Services and Technology systems that have been established at SJW Group. The new company will honor commitments for approximately $200 million of annual capital investments across its combined operations, including moving forward with the construction of the new surface water treatment facility in Saco, Maine.”

As disclosed at the time of the announced merger of equals, the transaction, which is expected to close by year-end 2018, is subject to customary closing conditions and approvals, including the approval of the issuance of shares in the transaction by SJW Group shareholders, the approval of Connecticut Water shareholders, the approvals of the Connecticut Public Utilities Regulatory Authority and the Maine Public Utilities Commission, the approval of the Federal Communications Commission, and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The transaction is not subject to any financing condition.

J.P. Morgan Securities LLC is serving as financial advisor to SJW Group, and Skadden, Arps, Slate, Meagher & Flom LLP is legal counsel.

About SJW Group

SJW Group is a publicly traded holding company headquartered in San Jose, California. SJW Group is the parent company of San Jose Water, SJWTX, Inc., and SJW Land Company. Together, San Jose Water and SJWTX, Inc. provide water service to more than one million people in San Jose, California and nearby communities and in Canyon Lake, Texas and the nearby communities. SJW Land Company owns and operates commercial real estate investments.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the shareholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut

Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

PARTICIPANTS IN THE SOLICITATION

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.

SJW Group Contacts

Media

Abernathy MacGregor

Ian Campbell, 213-630-6550, idc@abmac.com

Chuck Dohrenwend, 212-371-5999, cdd@abmac.com

Kendell Moore, 212-371-5999, kem@abamac.com

Jayme Ackemann

Director, Corporate Communications

jayme.ackemann@sjwater.com

408-918-7247

Investors

Andrew Walters

Chief Administrative Officer

andrew.walters@sjwater.com

408-279-7818